The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-170794

SUBJECT TO COMPLETION, DATED JUNE 10, 2011

Prospectus Supplement dated June     , 2011

(to Prospectus dated May 2, 2011)

Chase Issuance Trust

Issuing Entity

Chase Bank USA, National Association

Sponsor, Depositor, Originator, Administrator and Servicer

CHASEseries

$500,000,000 Class A(2011-2) Notes

The issuing entity will issue and sell:	Class A(2011-2) Notes
Principal amount	$500,000,000 (subject to increase up to $1,000,000,000)
Interest rate	One-month LIBOR plus % per annum
Interest payment dates	15th day of each month, beginning July 15, 2011
Scheduled principal payment date	May 15, 2013
Legal maturity date	May 15, 2015
Expected issuance date	, 2011
Price to public	$ (or %)
Underwriting discount	$ (or %)
Proceeds to the issuing entity	$ (or %)

The Class A(2011-2) notes are a tranche of the Class A notes of the CHASEseries.

For a description of how the interest rate for the Class A(2011-2) notes is determined see “Transaction Summary” and “Glossary” in this prospectus supplement and “Summary—Interest” in the accompanying prospectus.

The assets of the issuing entity include:

•	Credit card receivables that arise in certain revolving credit card accounts owned by Chase Bank USA, National Association;
•	The collateral certificate, Series 2002-CC, issued by the First USA Credit Card Master Trust; and
•	The collection account, the excess funding account and any other supplemental accounts, including the interest funding account and the principal funding account.

The assets of the issuing entity may include in the future:

•	One or more additional collateral certificates issued by credit card master trusts or other securitization special purpose entities whose assets consist primarily of credit card receivables arising in revolving credit card accounts owned by Chase Bank USA, National Association or by one of its affiliates; and
•	Additional credit card receivables that arise in revolving credit card accounts owned by Chase Bank USA, National Association or by one of its affiliates.

Enhancement for the Class A(2011-2) notes is provided in the form of outstanding subordinated notes as described in “Transaction Summary” in this prospectus supplement and in “Summary—Subordination, Credit Enhancement” in the accompanying prospectus.

Neither the SEC nor any state securities commission has approved the Class A(2011-2) notes or determined that this prospectus supplement or the accompanying prospectus is truthful, accurate or complete. Any representation to the contrary is a criminal offense.

Underwriters

J.P. Morgan
BofA Merrill Lynch
RBS

You should consider the discussion under “Risk Factors” beginning on page 11 of the accompanying prospectus before you purchase any notes.

The notes are obligations of the issuing entity only and are not interests in or obligations of Chase Bank USA, National Association, any of its affiliates or any other person or entity.

The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Page
Glossary	S-5

Annex I Other Outstanding Classes and Tranches	A-I-1

Annex II Outstanding First USA Master Trust Series	A-II-1

i

Important Notice about Information Presented in this

Prospectus Supplement and the Accompanying Prospectus

We provide information to you about the CHASEseries notes in two separate documents that progressively provide more detail: (a) this prospectus supplement, which will describe the specific terms of the Class A(2011-2) notes and (b) the accompanying prospectus, which provides specific information about the CHASEseries notes and general information about all of the notes that may be issued by the issuing entity, some of which may not apply to the Class A(2011-2) notes, and financial and other information about the issuing entity’s assets.

This prospectus supplement may be used to offer and sell the Class A(2011-2) notes only if accompanied by the prospectus.

This prospectus supplement may supplement disclosure in the accompanying prospectus. If the terms of the Class A(2011-2) notes vary between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information provided in this prospectus supplement and the accompanying prospectus including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the Class A(2011-2) notes in any state where the offer is not permitted. We do not claim the accuracy of the information in this prospectus supplement or the accompanying prospectus as of any date other than the dates stated on their respective covers.

We include cross-references in this prospectus supplement and in the accompanying prospectus to captions in these materials where you can find further related discussions. The Table of Contents in this prospectus supplement and in the accompanying prospectus provide the pages on which these captions are located.

ii

Transaction Summary

Issuing Entity:	Chase Issuance Trust

Sponsor, Depositor, Originator, Administrator and Servicer:	Chase Bank USA, National Association or “Chase USA”

Owner Trustee:	Wilmington Trust Company

Indenture Trustee and Collateral Agent:	Wells Fargo Bank, National Association

Expected Issuance Date:	, 2011

Annual Servicing Fee:	1.5%

Clearance and Settlement:	DTC/Clearstream/Euroclear

Trust Assets:	The First USA Master Trust collateral certificate, receivables originated in MasterCard® and VISA® accounts, including recoveries on charged-off receivables and interchange

Notes Offered by this Prospectus Supplement:	Class A(2011-2)

Principal Amount:	$500,000,000*

Enhancement:	subordination of the Class B notes and the Class C notes

Class A Required Subordinated Amount of Class C Notes:	8.13953% of the adjusted outstanding dollar principal amount of the Class A(2011-2) notes

Class A Required Subordinated Amount of Class B Notes:	8.13953% of the adjusted outstanding dollar principal amount of the Class A(2011-2) notes

Aggregate Outstanding Dollar Principal Amount of CHASEseries notes on Expected Issuance Date (including the Class A(2011-2) notes):	$38,220,000,000*

Aggregate Outstanding Dollar Principal Amount of Class A notes on Expected Issuance Date (including the Class A(2011-2) notes):	$31,725,000,000*

Aggregate Outstanding Dollar Principal Amount of Class B notes on Expected Issuance Date:	$3,260,000,000

Aggregate Outstanding Dollar Principal Amount of Class C notes on Expected Issuance Date:	$3,235,000,000

Interest Rate:	One-month LIBOR plus % per annum

Initial LIBOR Determination Date:	, 2011**

Interest Accrual Method:	actual/360

Interest Payment Dates:	monthly on the 15th (unless the 15th is not a business day, in which case it will be the next business day)

First Interest Payment Date:	July 15, 2011

Scheduled Commencement of Accumulation Period:	May 1, 2012

Scheduled Principal Payment Date:	May 15, 2013

Legal Maturity Date:	May 15, 2015

Price to Public:	$ (or %)

Underwriting Discount:	$ (or %)

Net proceeds from the sale of the Class A(2011-2) notes net of estimated expenses:	$ (or %)

CUSIP/ISIN:	/

*	Subject to increase.
**	For a description of LIBOR and LIBOR Determination Date, see “Glossary” on page S-5.

iii

Use of Proceeds

The proceeds from the sale of the Class A(2011-2) notes offered by this prospectus supplement will be used to make deposits to the Class C reserve subaccounts for outstanding Class C notes in an aggregate amount of $                 and the remaining proceeds, in the amount of $                 before deduction of issuance expenses, will be paid to Chase USA. The estimated expenses are $                . Therefore, the proceeds, net of the deposits to the Class C reserve subaccounts and issuance expenses, will be approximately $                . Chase USA will use the remaining net proceeds for its general corporate purposes.

Underwriting

Subject to the terms and conditions of the underwriting agreement for the offered notes, the issuing entity has agreed to sell to each of the underwriters named below, and each of those underwriters has severally agreed to purchase, the principal amount of the offered notes opposite its name:

Underwriters	Principal Amount
J.P. Morgan Securities LLC	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBS Securities Inc.

Total	$

The several underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all $                 aggregate principal amount of the offered notes if any of the offered notes are not purchased.

The underwriters have advised the issuing entity that the several underwriters propose initially to offer the offered notes to the public at the public offering price on the cover page of this prospectus supplement, and to certain dealers at that public offering price less a concession not in excess of                 % of the principal amount of the offered notes. The underwriters may allow, and those dealers may reallow to other dealers, a concession not in excess of                 % of the principal amount.

After the public offering, the public offering price and other selling terms may be changed by the underwriters.

Each underwriter of the offered notes has represented and agreed that:

•

it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the offered notes in, from or otherwise involving the United Kingdom; and

•

it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any offered notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the issuing entity.

In connection with the sale of the offered notes, the underwriters may engage in:

•	over-allotments, in which members of the syndicate selling the offered notes sell more notes than the issuing entity actually sold to the syndicate, creating a syndicate short position;

•	stabilizing transactions, in which purchases and sales of the offered notes may be made by the members of the selling syndicate at prices that do not exceed a specified maximum;

•

syndicate covering transactions, in which members of the selling syndicate purchase the offered notes in the open market after the distribution has been completed in order to cover syndicate short positions; and

•

penalty bids, by which the underwriter reclaims a selling concession from a syndicate member when any of the offered notes originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered notes to be higher than it would otherwise be. These transactions, if commenced, may be discontinued at any time.

The issuing entity and Chase USA will, jointly and severally, indemnify the underwriters against certain liabilities, including liabilities under applicable securities laws, or contribute to payments the underwriters may be required to make in respect of those liabilities. The issuing entity’s obligation to indemnify the underwriters will be limited to available finance charge collections after making all required payments and required deposits under the indenture.

The issuing entity will receive proceeds of $                 from the sale of the offered notes. This amount represents                 % of the principal amount of those notes. The issuing entity will receive this amount net of the underwriting discount of $                . The underwriting discount represents                 % of the principal amount of those notes. Deposits will be made to Class C reserve subaccounts for outstanding Class C notes in an aggregate amount of $                . Additional issuance expenses are estimated to be $                . The issuing entity will pay these proceeds to Chase USA which will use the proceeds as described in “Use of Proceeds” in this prospectus supplement.

J.P. Morgan Securities LLC is a wholly owned subsidiary of JPMorgan Chase & Co. and an affiliate of Chase USA and of JPMorgan Chase Bank, National Association.

Recent Developments Regarding the Owner Trustee

Wilmington Trust Corporation, the parent of Wilmington Trust Company, announced on November 1, 2010, that it entered into a merger agreement with M&T Bank Corporation, a New York corporation, and MTB One, Inc., a Delaware corporation and wholly-owned subsidiary of M&T Bank Corporation, pursuant to which MTB One, Inc. would be merged with and into Wilmington Trust Corporation, with Wilmington Trust Corporation surviving the merger as a wholly-owned subsidiary of M&T Bank Corporation. The merger closed and became effective on May 16, 2011.

Prior to the merger, in a letter dated March 31, 2011, Wilmington Trust Company delivered a notice of resignation as owner trustee due to a downgrade in its rating from Standard & Poor’s Ratings Services – referred to in this prospectus supplement as Standard & Poor’s – but acknowledged that it would continue as owner trustee and the resignation would not become effective until the appointment of a successor owner trustee and acceptance of appointment by the successor owner trustee. A successor owner trustee was not appointed.

As of May 16, 2011, as a result of the merger, Standard & Poor’s raised its long-term credit rating of Wilmington Trust Company to “A” from “B”. In a letter dated May 17, 2011, Wilmington Trust Company notified Chase USA that due to the upgrade in its rating by Standard & Poor’s, it satisfied all eligibility requirements to serve as owner trustee under the Trust Agreement. On May 17, 2011, Chase USA confirmed that the initial appointment of Wilmington Trust Company as owner trustee under the Trust Agreement remained in effect notwithstanding the March 31, 2011 letter and acknowledged and accepted Wilmington Trust Company’s request in the May 17, 2011 letter to continue acting as owner trustee for the Chase Issuance Trust.

Glossary

This prospectus supplement uses defined terms such as those found below. You can find a listing of defined terms in the “Glossary of Defined Terms” beginning on page 151 in the accompanying prospectus.

“LIBOR” means, as of any LIBOR Determination Date, the rate for deposits in United States dollars for a one-month period which appears on Reuters Screen LIBOR01 Page or on such comparable system as is customarily used to quote LIBOR as of 11:00 a.m., London time, on that date. If this rate does not appear on Reuters Screen LIBOR01 Page or on a comparable system as is customarily used to quote LIBOR, the rate for that LIBOR Determination Date will be determined on the basis of the rates at which deposits in United States dollars are offered by four major banks selected by the beneficiary of the issuing entity at approximately 11:00 a.m., London time, on that day to prime banks in the London interbank market for a one-month period. The indenture trustee will request the principal London office of each of the banks to provide a quotation of its rate. If at least two quotations are provided, the rate for that LIBOR Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided, the rate for that LIBOR Determination Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the beneficiary of the issuing entity, at approximately 11:00 a.m., New York City time, on that day for loans in United States dollars to leading European banks for a one-month period.

“LIBOR Determination Date” means (1)                 , 2011 for the period from and including the issuance date through but excluding July 15, 2011 and (2) for each interest period thereafter, the second London Business Day prior to each interest payment date on which that interest period commences.

“London Business Day” means any Business Day on which dealings in deposits in United States dollars are transacted in the London interbank market.

Annex I

Other Outstanding Classes and Tranches

The following classes and tranches of CHASEseries notes are expected to be outstanding on the issuance date. The information provided in this Annex I is an integral part of the prospectus supplement.

CHASEseries

Class A	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Scheduled Principal Payment Date	Legal Maturity Date
Class A(2003-4)	May 22, 2003	$500,000,000	One Month LIBOR + 0.25%	May 15, 2013	January 15, 2016
Class A(2003-8)	September 16, 2003	$525,000,000	One Month LIBOR + 0.25%	September 16, 2013	May 16, 2016
Class A(2004-3)	May 12, 2004	$675,000,000	One Month LIBOR + 0.17%	June 16, 2014	February 15, 2017
Class A(2004-5)	August 4, 2004/
	August 9, 2004	$750,000,000	One Month LIBOR + 0.13%	July 15, 2011	March 17, 2014
Class A(2004-7)	September 21, 2004	$1,200,000,000	One Month LIBOR + 0.12%	September 15, 2011	May 15, 2014
Class A(2004-8)	November 4, 2004	$350,000,000	One Month LIBOR + 0.12%	January 15, 2013	September 15, 2015
Class A(2005-2)	May 4, 2005	$600,000,000	One Month LIBOR + 0.07%	April 16, 2012	December 15, 2014
Class A(2005-6)	August 2, 2005	$825,000,000	One Month LIBOR + 0.07%	July 16, 2012	July 15, 2014
Class A(2005-11)	November 3, 2005	$750,000,000	One Month LIBOR + 0.07%	October 15, 2012	December 15, 2014
Class A(2006-2)	February 22, 2006	$425,000,000	5.16%	February 16, 2016	April 16, 2018
Class A(2006-4)	August 29, 2006	$750,000,000	One Month LIBOR + 0.02%	August 15, 2011	October 15, 2013
Class A(2006-5)	October 2, 2006	$750,000,000	One Month LIBOR + 0.02%	September 15, 2011	November 15, 2013
Class A(2006-6)	October 30, 2006	$200,000,000	One Month LIBOR + 0.03%	October 15, 2015	December 15, 2017
Class A(2006-8)	December 18, 2006	$500,000,000	One Month LIBOR + 0.06%	December 16, 2013	February 16, 2016
Class A(2007-2)	February 21, 2007	$400,000,000	One Month LIBOR + 0.05%	February 15, 2017	April 15, 2019
Class A(2007-3)	February 15, 2007	$450,000,000	5.23%	February 15, 2017	April 15, 2019
Class A(2007-5)	April 11, 2007/ April 26, 2007/ May 22, 2007	$470,000,000	One Month LIBOR + 0.04%	March 15, 2017	March 15, 2019
Class A(2007-7)	May 9, 2007	$215,000,000	One Month LIBOR + 0.02%	June 16, 2014	June 15, 2017
Class A(2007-8)	May 30, 2007	$200,000,000	One Month LIBOR + 0.02%	March 16, 2015	March 15, 2017
Class A(2007-9)	June 15, 2007	$1,000,000,000	One Month LIBOR + 0.03%	June 15, 2012	June 16, 2014
Class A(2007-10)	June 29, 2007	$1,050,000,000	One Month LIBOR + 0.04%	June 15, 2012	June 16, 2014
Class A(2007-12)	August 1, 2007	$405,000,000	One Month LIBOR + 0.05%	August 15, 2017	August 15, 2019
Class A(2007-13)	July 26, 2007	$750,000,000	One Month LIBOR + 0.04%	July 16, 2012	July 15, 2014
Class A(2007-16)	October 9, 2007/
	October 31, 2007	$625,000,000	Three Month LIBOR + 0.30%	June 15, 2012	June 16, 2014
Class A(2007-17)	October 15, 2007	$2,000,000,000	5.12%	October 15, 2012	October 15, 2014
Class A(2007-18)	October 31, 2007	$2,000,000,000	One Month LIBOR + 0.26%	January 15, 2013	January 15, 2015
Class A(2008-2)	February 20, 2008	$1,035,000,000	One Month LIBOR + 0.90%	February 17, 2015	February 15, 2017
Class A(2008-3)	March 17, 2008/ April 1, 2008	$910,000,000	One Month LIBOR + 1.10%	March 17, 2014	March 15, 2016
Class A(2008-4)	April 2, 2008	$830,000,000	4.65%	March 15, 2013	March 16, 2015
Class A(2008-6)	May 15, 2008	$750,000,000	One Month LIBOR + 1.20%	May 15, 2013	May 15, 2015
Class A(2008-8)	May 16, 2008	$800,000,000	One Month LIBOR + 1.20%	May 15, 2015	May 15, 2017
Class A(2008-10)	June 13, 2008	$1,250,000,000	One Month LIBOR + 0.75%	August 15, 2013	August 17, 2015
Class A(2008-11)	July 30, 2008	$400,000,000	5.40%	July 15, 2013	July 15, 2015
Class A(2008-12)	August 15, 2008	$570,000,000	One Month LIBOR + 1.30%	August 15, 2013	August 17, 2015
Class A(2008-13)	September 16, 2008	$565,000,000	Three Month LIBOR + 1.50%	September 16, 2013	September 15, 2015
Class A(2008-14)	September 30, 2008	$250,000,000	One Month LIBOR + 1.60%	October 15, 2013	October 15, 2015
Class A(2009-2)	May 12, 2009	$5,000,000,000	One Month LIBOR + 1.55%	April 16, 2012	April 15, 2014
Class A(2011-1)	AprIl 7, 2011	$500,000,000	One Month LIBOR + 0.19%	March 15, 2013	March 16, 2015

A-I-1

Class B	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Scheduled Principal Payment Date	Legal Maturity Date
Class B(2005-3)	September 14, 2005	$750,000,000	One Month LIBOR + 0.20%	March 15, 2013	May 15, 2015
Class B(2005-4)	October 28, 2005	$325,000,000	One Month LIBOR + 0.22%	January 17, 2012	March 17, 2014
Class B(2005-5)	October 28, 2005	$325,000,000	One Month LIBOR + 0.22%	January 15, 2014	March 15, 2016
Class B(2007-1)	February 21, 2007	$515,000,000	One Month LIBOR + 0.25%	February 15, 2017	April 15, 2019
Class B(2010-1)	May 26, 2010	$890,000,000	One Month LIBOR + 0.68%	June 15, 2012	June 16, 2014
Class B(2010-2)	May 26, 2010	$380,000,000	One Month LIBOR + 0.78%	December 16, 2013	December 15, 2015
Class B(2010-3)	May 26, 2010	$75,000,000	One Month LIBOR + 0.96%	August 15, 2017	August 15, 2019

Class C	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Scheduled Principal Payment Date	Legal Maturity Date
Class C(2003-3)	June 18, 2003	$400,000,000	4.77%	June 17, 2013	February 16, 2016
Class C(2004-2)	June 30, 2004	$165,000,000	One Month LIBOR + 0.80%	June 16, 2014	February 15, 2017
Class C(2005-2)	May 19, 2005	$150,000,000	One Month LIBOR + 0.44%	May 15, 2012	January 15, 2015
Class C(2006-1)	January 26, 2006	$250,000,000	One Month LIBOR + 0.40%	January 15, 2013	March 16, 2015
Class C(2006-4)	November 28, 2006	$335,000,000	One Month LIBOR + 0.29%	November 15, 2011	January 15, 2014
Class C(2007-1)	February 21, 2007	$405,000,000	One Month LIBOR + 0.46%	February 15, 2017	April 15, 2019
Class C(2010-1)	May 26, 2010	$950,000,000	One Month LIBOR + 1.26%	June 15, 2012	June 16, 2014
Class C(2010-2)	May 26, 2010	$505,000,000	One Month LIBOR + 1.40%	December 16, 2013	December 15, 2015
Class C(2010-3)	May 26, 2010	$75,000,000	One Month LIBOR + 1.60%	August 15, 2017	August 15, 2019

A-I-2

Annex II

Outstanding First USA Master Trust Series

The following First USA Master Trust and series are expected to be outstanding on the issuance date. The information provided in this Annex II is an integral part of the prospectus supplement.

Outstanding First USA Master Trust Series:

Series/Class	Issuance Date	Current Invested Amount	Certificate Rate	Scheduled Payment Date	Termination Date
1. Series 2002-CC	May 1, 2002	$40,500,000

A-II-1

CHASE ISSUANCE TRUST

Issuing Entity

CHASEseries

$500,000,000

Class A(2011-2) Notes

CHASE BANK USA, NATIONAL ASSOCIATION

Sponsor, Depositor, Originator, Administrator and Servicer

PROSPECTUS SUPPLEMENT

Underwriters

J.P. Morgan

BofA Merrill Lynch

RBS

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information.

We are not offering the CHASEseries notes in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus supplement and the accompanying prospectus as of any date other than the dates stated on their respective covers.

Dealers will deliver a prospectus supplement and accompanying prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the notes will deliver a prospectus supplement and accompanying prospectus until                     , 2011.